

July 23, 2012

Via E-mail
Mr. Jay W. Rembolt
Vice President and Chief Financial Officer
WD-40 Company
1061 Cudahy Place
San Diego, CA 92110

>   **RE: WD-40 Company**
>   **Form 10-K for the Year Ended August 31, 2011**
>   **Filed October 20, 2011**
>   **Form 10-Q for the Quarter Ended May 31, 2012**
>   **Filed July 10, 2012**
>   **File No. 0-6936**

Dear Mr. Rembolt:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended August 31, 2011

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 24

1. You disclose on page F-31 that you evaluate the performance of your segments and allocate resources to them based on sales, operating income and expected return. In future filings, please enhance the disclosure in your MD&A to separately discuss the business reasons for the changes between periods in operating income of each of your segments: the Americas, Europe, and Asia-Pacific. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of

each individual business reason discussed on the overall change in the line item. Please show us supplementally what your revised MD&A for fiscal year 2011 as compared to fiscal year 2010 will like. See Item 303(a)(3) of Regulation S-K.

<u>Form 10-Q for the Quarter Ended May 31, 2012</u>

<u>General</u>

2. Please address the above comment in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief